FILED BY MANPOWER INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: RIGHT MANAGEMENT CONSULTANTS, INC.

COMMISSION FILE NO. 001-31534

Manpower Acquisition of Right Management Consultants

Conference Call/Webcast: December 11, 2003

Manpower Inc.

Jeff Joerres, Chairman & CEO

Mike Van Handel, EVP & CFO

Right Management Consultants, Inc.

Rich Pinola, Chairman & CEO

Lee Bohs, EVP Corporate Development

Forward Looking Statements

This conference call/webcast contains statements which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The companies' actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company's SEC filings.

MANPOWER

Additional Information

This conference call/webcast does not constitute an offer of any securities for sale. Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and Right intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Manpower and Right expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related tender offer materials to shareholders of Right. Investors and security holders are urged to read these documents carefully when they are available because they contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's website at www.right.com.

MANPOWER

A strategic business decision has been made that will allow Manpower to:

- Offer a broader service offering to customers
- Set new standards for what is required to be the best in the industry
- Add scale and strength to Empower's organizational consulting business
- Improve competitive position in the career transition business and organizational consulting

MANPOWER

Manpower & Right…
setting the standard in the industry


Recruiting,
Assessment & Selection
Training
Temporary
Staffing
Permanent
Placement
Career
Transition
ORGANIZATIONAL
CONSULTING

MANPOWER

Right – Company Overview

- Founded in Philadelphia in 1980; publicly listed in 1986
- Largest Career Transition services firm in the world
- Growing Organizational Consulting practice
- Revenue of $450 million estimated for 2003
- Over 300 service locations in 38 countries
- Blue-chip client base; 80% of Fortune 500 and 50% of Global 500
- Ranked #5 in Forbes List of 200 Best Small Companies
- Ranked #16 on Fortune's List of "100 Fastest Growing Companies"
- Experienced management team that is aligned, energized and supportive of the Manpower acquisition

MANPOWER

Right Spectrum of Services – Career Transition (80% of revenue)

For more than 20 years, Right Management Consultants has worked with thousands of organizations and tens of thousands of individuals to strategically plan, practically implement, and successfully conclude the job-change and career transition processes.

Career Transition Services include:

- Pre-separation planning
- Notification training
- On-site notification support

MANPOWER

Right Spectrum of Services – Organizational Consulting (20% of revenue)

Assessing Organizations
Executing Strategy
Managing Change


organizational PERFORMANCE
talent MANAGEMENT
leadership DEVELOPMENT

Attracting & Selecting Talent
Developing Careers & Managing Performance
Retaining Talent & Managing Succession

Assessing Leaders
Coaching Leaders
Developing Leaders & Teams

Right – Market Position



1st
North America
1st
Europe
1st
Asia-Pacific
2nd
Japan



Brazil 1%
Asia-Pac 4%
Canada 5%
Japan 10%
Europe 36%
United States 44%

- Market leader in most geographies and number one globally
- Significant competitive advantage in competing for multi-national client accounts
- Largest operations are US, UK, Japan, France and Canada

MANPOWER

Revenue for the 9 months ended September 30, 2003

Right Revenue (in millions)



$500
$400
$300
$200
$100
$0
$181
$187
$318
$472
$450
1999
2000
2001
2002
2003E

MANPOWER

Acquisition Summary

Offer Price:	**$18.75 per Right share(1)**
Consideration:	**100% Manpower common stock**
New Shares Issued:	**9.6 million to 11.7 million(1)**
Tender Offer:	**Expected week of December 22 – week of January 26 (2)**
Expected Closing:	**First Quarter 2004**
Approvals:	**Normal regulatory**

MANPOWER

(1) Based on a fixed value for the transaction, subject to a collar range of $41.69 - $50.96 per share of Manpower stock prior to the closing of the exchange offer. Includes stock options calculated under the treasury stock method.

(2) Implies the minimum required 20 business days

Financial Highlights

- Accretive to 2004 EPS (3% to 5%)
- Enhanced capital structure and credit ratios
- Improved operating profit margins
- Reduced cyclicality of revenue, operating profit and cash flows

MANPOWER

Financial Highlights (continued)

($ in millions)

	Manpower	Right	Combined
Revenue[1]	$11,733	$473	$12,206
Operating Profit[1]	$256 2.2%	$74 15.6%	$330 2.7%
Debt[2]	$802	$126	$928
Debt/Total Capital[2]	40%		35%
Debt/EBITDA[1]	2.7		2.4

MANPOWER

(1) Last twelve months ended September 30, 2003
(2) As of September 30, 2003

Manpower - Setting the Industry Standard

- Strengthen and grow HR consulting provided through Empower
- Cross-sell Career Transition services to Manpower customers
- Cross-sell Manpower services to Right clients
- Differentiate ourselves from other firms in the industry

MANPOWER

Question and Answer

Manpower Inc.

Jeff Joerres, Chairman & CEO

Mike Van Handel, EVP & CFO

Right Management Consultants, Inc.

Rich Pinola, Chairman & CEO

Lee Bohs, EVP Corporate Development

MANPOWER